

April 20, 2009

Ms. Georgina Martin
Chief Financial Officer
Cheetah Oil & Gas Ltd.
17 Victoria Road,
Nanaimo, B.C. V9R4N9

> **Re:** **Cheetah Oil & Gas Ltd.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed May 15, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **File No. 000-26907**

Dear Ms. Martin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief